Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, California 94954
December 21, 2006
VIA FACSIMILE AND ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Oculus Innovative Sciences, Inc. — Registration Statement — Form S-1 Registration Number: 333-135584
Ladies and Gentlemen:
     Oculus Innovative Sciences, Inc. (the “Registrant”) hereby withdraws its request for acceleration of the effective date of the above-captioned registration statement on Form S-1 (as amended, the “Registration Statement”) submitted on December 21, 2006. The Registrant will resubmit its request for acceleration of the Registration Statement at a later time.

Sincerely, Oculus Innovative Sciences, Inc.
By:	/s/ Robert E. Miller
Robert E. Miller
Chief Financial Officer

cc:	S. K. Burks, Esq.